FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX ANNOUNCES $40 MILLION FINANCING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX ANNOUNCES $40 MILLION FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Vancouver, CANADA, March 8, 2000 - Micrologix Biotech Inc. is pleased to announce that it has agreed to a $40 million financing with a syndicate of underwriters co-led by TD Securities Inc. and Yorkton Securities Inc. and including RBC Dominion Securities Inc., Goepel McDermid Inc. and Canaccord Capital Corporation.

The underwriters have agreed to purchase on a private placement basis, 4,000,000 special warrants at a price of $10.00 per special warrant. Each special warrant will entitle the holder to acquire, at no additional cost, one common share of Micrologix. The completion of the special warrant financing is subject to regulatory approvals and certain other customary conditions and is expected to close on or about March 20, 2000.

The proceeds from the financing will be used principally to fund later stage clinical development of MBI 226, Micrologix's lead drug product for the prevention of central venous catheter-related bloodstream infections and to advance other products through clinical trials. In January 2000, MBI 226 successfully completed Phase II; the Company plans to initiate Phase III clinical trials in Q3 2000. These studies will form the basis for a New Drug Application to market MBI 226 in the United States. Proceeds from the financing will also be used to fund Phase II clinical trials of MBI 594AN for the treatment of acne and MBI 853NL for the prevention of Staphylococcus aureus (S. aureus) hospital-acquired infections. Each of these drug products is in Phase I trials in the US with Phase II anticipated to commence in H2 2000.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix was granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections which the Company anticipates will be in Phase III clinical trials in Q3 2000. In Q1 2000, Micrologix initiated Phase I clinical trials of MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired S. aureus infections. The Company anticipates completing both trials by mid-2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

Note: The offered securities will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.